May 29, 2025

Kit Shing Cheung
Chief Executive Officer
Etoiles Capital Group Co., Ltd
Room 1109, 11/F, Tai Yau Building
No. 181 Johnston Road, Wanchai, Hong Kong

       Re: Etoiles Capital Group Co., Ltd
           Amendment No. 1 to Registration Statement on Form F-1
           Filed May 23, 2025
           File No. 333-287302
Dear Kit Shing Cheung:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 2, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-1 Filed May 23, 2025 Our Corporate History and Structure, page 56

1. We note your statement that "Etoiles Zeneo Investment Limited proposed to surrender
       5,000,000 Class B Ordinary Shares to the Company for the cancellation, and the
       Company approved the surrender and cancellation of such shares on May 8, 2025."
       Please revise to note whether Etoiles Zeneo Investment Limited received any consideration for cancellation of the shares, and if so state the amount. If it did not receive any consideration, please revise to state as much and state why not.
       Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please
 May 29, 2025
Page 2



       contact Alyssa Wall at 202-551-8106 or Cara Wirth at 202-551-7127 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Lawrence Venick